Filed Pursuant to Rule 433 Under the Securities Act of 1933, as amended

Issuer Free Writing Prospectus dated February 2, 2024

Relating to Prospectus Supplement dated February 2, 2024

to Prospectus dated July 20, 2023

Registration Statement No. 333-272534

Uranium Royalty Corp. US$22.9 Million Public Offering of Common Shares February 2, 2024

A final base shelf prospectus and a shelf prospectus supplement containing important information relating to the securities described in this document have been filed with the securities regulatory authorities in each of the provinces and territories of Canada, other than Quebec (the “Canadian Qualifying Jurisdictions”), and a corresponding registration statement on Form F-10 (SEC File No. 333-272534) has been filed with the United States Securities and Exchange Commission (“SEC”).

You may get these documents and any applicable shelf prospectus supplement for free by visiting EDGAR on the SEC’s website at www.sec.gov or SEDAR+ at www.sedarplus.ca. Alternatively, copies of these documents and any applicable shelf prospectus supplement can be obtained by contacting the Company (defined below) or, in Canada from Canaccord Genuity Corp., 40 Temperance Street, Suite 2100, Toronto, ON M5H 0B4 and in the United States from Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (617) 371-3900, or by email at prospectus@canaccordgenuity.com.

This document does not provide full disclosure of all material facts relating to the Common Shares. Investors should read the final base shelf prospectus, any amendment thereto and any applicable shelf prospectus supplement, for disclosure of those facts, especially risk factors relating to the Common Shares, before making an investment decision.

All amounts in US$ unless otherwise stated.

Issuer:	Uranium Royalty Corp. (the “Company”)

Underwritten Offering:	6,724,600 common shares of the Company (the “Common Shares”).

Offering Price:	US$3.40 per Common Share (the “Offering Price”).

Gross Proceeds:	US$22,863,640 (US$26,293,186 upon exercise in full of the Over-Allotment Option as defined below).

Over-Allotment Option:	The Company has granted the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 1,008,690 Common Shares at US$3.40 per Common Share, exercisable in whole or in part at any time, for a period of 30 days after and including the Closing Date (as defined herein) (the Over-Allotment Option together with the Underwritten Offering shall be collectively referred to as the “Offering”).

Use of Proceeds:	The net proceeds of the Offering will be used to fund future royalty acquisitions and purchases of physical uranium.

Form of Offering:

“Bought-deal” public offering by way of a prospectus supplement to the Company’s short form base shelf prospectus dated July 20, 2023, to be filed in all of the provinces and territories of Canada, other than Quebec, and as a registered public offering in the United States under the multijurisdictional disclosure system. In jurisdictions outside of Canada and the United States, as approved by the Company, acting reasonably, in accordance with all applicable laws provided that the registration of the Common Shares in such jurisdiction will not be required, no prospectus, registration statement or similar document is required to be filed in such jurisdiction and the Company will not be subject to any continuous disclosure requirements in such jurisdiction.

Underwriting Agreement

The Company and the Underwriters will enter into a definitive underwriting agreement which agreement will contain “material change out”, “disaster and regulatory out”, and “breach out” clauses running to the closing of the Offering.

Listing:	An application will be made to list the Common Shares on the TSX Stock Exchange (the “TSX”) and Nasdaq Capital Market (“Nasdaq”). The existing common shares are listed on the TSX under the symbol “URC” and on Nasdaq under the symbol “UROY”.

Eligibility:	The Common Shares shall be eligible for RRSPs, RRIFs, RESPs, RDSPs, TFSAs and DPSPs.

Joint Bookrunners:	Canaccord Genuity Corp. and BMO Capital Markets.

Underwriters’ Commission:	Cash commission equal to 5.5%.

Closing Date:	February 9, 2024 or such other date as Canaccord Genuity and the Company may agree.